

January 8, 2020

Jack Calandra
Executive Vice President, CFO and Treasurer
Tailored Brands, Inc.
6380 Rogerdale Road
Houston, TX 77072

      Re: Tailored Brands, Inc.
          Form 10-K for the Fiscal Year Ended February 2, 2019
          Filed March 29, 2019
          Form 10-Q for the Fiscal Quarter Ended November 2, 2019
          Filed December 12, 2019
          File No. 001-16097

Dear Mr. Calandra:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended November 2, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow Activities
Operating activities, page 50

1.   You assert a portion of the $212.3 million decrease in cash provided by operating activities in the current period was due to lower net earnings after adjusting for non-cash items. However, net income after adjusting for non-cash items in the statement of cash flows appears to have provided an increase to operating cash flows of $68.2 million for the current period. Please clarify this difference for us.

     Additionally, please provide a more robust analysis of the $212.3 million decrease so that investors may have a more fulsome understanding. In so doing, discuss underlying factors contributing to the fluctuation in each of accounts payable, accrued expenses and other current liabilities caused by timing that you disclose as a reason for the variance. Also, it appears the unfavorable changes in "other liabilities" and "other assets" of $143.7 million and $27.4 million, respectively, reported on the statement of cash flows may have contributed to the decrease but there is no mention of these in your analysis. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance on clearly and fully explaining changes in operating cash, and quantify all factors pursuant to section 501.04 of the Staff's Codification of Financial Reporting. Please provide us with a copy of your intended revised disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Doug Jones, Senior Staff Accountant, at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services